UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 7, 2025

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The bridge lenders for 24 Ditmars Street, Brooklyn, NY, 132 Cornelia Street, Brooklyn, NY, and 1363 Hancock Street, Brooklyn, NY have initiated foreclosure actions – the first two in Kings County Supreme Court and the latter in the United States District Court for the Eastern District of New York – alleging loan defaults. The Manager has retained legal counsel to respond and is actively pursuing loss–mitigation strategies to protect each Series and its investors. In parallel, the Manager is negotiating bridge loan payoffs and exploring both sale and refinancing options for the properties.

On April 8, 2025, Allison Lending, LLC filed a complaint titled Allison Lending, LLC v. Landa App 3 LLC, et al. (Case No. 1:25–CV–01939) (Document 30–18) in the United States District Court for the Eastern District of New York, alleging default under the loan agreements relating to 1363 Hancock Street, Brooklyn, NY LLC. On September 4, 2025, the plaintiff submitted a “Stipulation of Settlement” (Document 31–1), asserting that it had acquired the Borrower Series through a Uniform Commercial Code (“UCC”) sale.

The Manager disputes these allegations, denies execution of or consent to the stipulation, and has retained counsel to seek vacatur of the purported UCC sale and related filings. The Manager is actively pursuing all available legal remedies, as well as potential settlement and loss-mitigation options, to protect the interests of each Series and its investors. However, if these efforts are unsuccessful, foreclosure or a forced sale of the property may result in investor losses.

See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series” and “Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment in the Company's Offering Statement”

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President